UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934


                         AMERITYRE CORPORATION
                         ---------------------
                            (Name of Issuer)

                              Common Stock
                              ------------
                     (Title of Class of Securities)

                                03073V107
                                ---------
                             (CUSIP Number)


                                  N/A
                               ----------
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   [ ] Rule 13d-1(b)


   [x] Rule 13d-1(c)


   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 03073V107                   SCHEDULE 13G               Page 2 of 8


1.  Names of Reporting Persons.           Enable Capital Management, LLC

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]
    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                        Delaware

Number of     5.    Sole Voting Power                          1,170,032
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                     1,170,032
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                1,170,032
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)              4.99%

14. Type of Reporting Person (See Instructions)                       OO

CUSIP 03073V107                   SCHEDULE 13G               Page 3 of 8


1.  Names of Reporting Persons.                       Mitchell S. Levine

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

    (a)                                                              [ ]
    (b)                                                              [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization                   United States

Number of     5.    Sole Voting Power                          1,170,032
Shares
Beneficially  6.    Shared Voting Power                                0
Owned
by Each       7.    Sole Dispositive Power                     1,170,032
Reporting
Person With   8.    Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each                1,170,032
    Reporting Person

12. Check if the Aggregate Amount in Row (9) Excludes Certain        [ ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (9)              4.99%

14. Type of Reporting Person (See Instructions)                       IN

CUSIP 03073V107                   SCHEDULE 13G               Page 4 of 8

Item 1(a).  Name of Issuer:

    Amerityre Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

    1501 Industrial Road
    Boulder City, NV  89005

Item 2(a).  Names of Persons Filing:

    Enable Capital Management, LLC ("ECM")

    Mitchell S. Levine

Item 2(b).  Address of Principal Business Office or, if none, Residence:

    The principal business address of the reporting persons is One Ferry Building, Suite 255, San Francisco, CA 94111.

Item 2(c).  Citizenship:

    Reference is made to Item 4 of pages 2 and 3 of this Schedule 13G (this "Schedule"), which Items are incorporated by reference herein.

Item 2(d).  Title of Class of Securities:

    Common Stock

Item 2(e).  CUSIP Number:

    03073V107

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    [ ] (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    [ ] (b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

    [ ] (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    [ ] (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    [ ] (e) An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

CUSIP 03073V107                   SCHEDULE 13G               Page 5 of 8

    [ ] (f) An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

    [ ] (g) A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

    [ ] (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    [ ] (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    [ ] (j) Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

    Reference is hereby made to Items 5-9 and 11 of pages 2 and 3 of this Schedule, which Items are incorporated by reference herein. This is a voluntary filing, to reflect purchases made by certain investment limited partnerships and other client accounts for which ECM acts as general partner and/or investment manager.

    Certain investment limited partnerships and other client accounts for which ECM acts as general partner and/or investment manager are the beneficial owners of: (i) 1,035,297 shares of the Issuer's common stock and (ii) warrants ("Warrants") to purchase up to 550,000 shares of the Issuer's common stock (subject to the Ownership Limitations described in more detail below).

    The exercise of the Warrants is subject to restrictions (the "Ownership Limitations") that prohibit exercise to the extent that, after giving effect to such exercise, the holder of the Warrants (together with such holder's affiliates, and any other person or entity acting as a group together with such holder or any of such holder's affiliates) would, as a result of such exercise, beneficially own in excess of 4.99% of the total number of issued and outstanding shares of the Issuer's common stock (including for such purposes the shares of the Issuer's common stock issued upon such conversion and/or exercise).

    Based on 23,447,551 shares of common stock of the Issuer outstanding as of November 7, 2007, as indicated in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007, the Reporting Persons currently have the right (consistent with the Ownership Limitations) to acquire up to 134,735 shares of the Issuer's common stock through the exercise of the Warrants.

CUSIP 03073V107                   SCHEDULE 13G               Page 6 of 8

    ECM, as those investment limited partnerships' and other client accounts' general partner and/or investment manager, and Mitchell S. Levine, as managing member and majority owner of ECM, may be deemed to beneficially own the securities owned by such investment limited partnerships and other client accounts (the "Securities") for the purposes of Rule 13d-3 of the Act, insofar as they may be deemed to have the power to direct the voting or disposition of those Securities.

    Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that ECM or Mitchell S. Levine is, for any other purpose, the beneficial owner of any of the Securities, and each of ECM and Mitchell S. Levine disclaims beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein.

    Under the definition of "beneficial ownership" in Rule 13d-3 under the Act, it is also possible that the individual general partners, executive officers, and members of the foregoing entities might be deemed the "beneficial owners" of some or all of the Securities insofar as they may be deemed to share the power to direct the voting or disposition of the Securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the Securities, and such beneficial ownership is expressly disclaimed.

    The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 was derived from the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2007, in which the Issuer stated that the number of shares of its common stock outstanding as of November 7, 2007 was 23,447,551 shares.

Item 5.  Ownership of Five Percent or Less of a Class

    Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

    ECM serves as general partner and/or investment manager to certain investment limited partnerships and other client accounts that have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock. Other than as reported in this Schedule, no investment limited partnership's or other client's holdings exceed five percent of that common stock.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

    Not applicable.

Item 8.  Identification and Classification of Members of the Group

    Not applicable.

CUSIP 03073V107                   SCHEDULE 13G               Page 7 of 8

Item 9.  Notice of Dissolution of Group

    Not applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                Signature

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  November 13, 2007        ENABLE CAPITAL MANAGEMENT, LLC


                                 By:    /s/ Mitchell S. Levine
                                        -------------------------------
                                        Mitchell S. Levine, its Managing
                                        Member

                                 MITCHELL S. LEVINE



                                 /s/ Mitchell S. Levine
                                 --------------------------------------
                                 Mitchell S. Levine




                              EXHIBIT INDEX

         Exhibit A      Joint Filing Undertaking      Page 8

CUSIP 03073V107                   SCHEDULE 13G               Page 8 of 8

                                EXHIBIT A

                        JOINT FILING UNDERTAKING

    The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.


Dated:  November 13, 2007        ENABLE CAPITAL MANAGEMENT, LLC


                                 By:    /s/ Mitchell S. Levine
                                        -------------------------------
                                        Mitchell S. Levine, its Managing
                                        Member

                                 MITCHELL S. LEVINE



                                 /s/ Mitchell S. Levine
                                 --------------------------------------
                                 Mitchell S. Levine